UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12B-25
NOTIFICATION OF LATE FILING

FORM 10-Q for the period ended:  February 28, 1999



PART 1- Registrant Information

Full Name                       TOTH ALUMINUM CORPORATION

Address of Principal
Executive Office                2141 TOTH ST., P.O. BOX 250

City, State & Zip Code          VACHERIE, LA  70090



PART 11 Rules 12b-25(b) and (c)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b):

(a) The reasons describe in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

(b) The subject quarterly report will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III NARRATIVE

RIDER TO FORM 12B-25

The Company has been unable to complete its financial statement due to the extreme complexities involved with certain accounting issues pertaining to the Armant, A Louisiana Limited Partnership in which the Company is the General Partner. The Company strongly believes it will be filing the 10-Q for the Quarter Ending February 28, 1999 with the extension period.



PART IV  OTHER INFORMATION

1) The Name and Telephone number of person to contact in regard to this notification

        Name:           Charles Toth Jr.
        Phone Number:   (225) 265-8181

2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

        Answer:  YES

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        Answer:   NO



TOTH ALUMINUM CORPORATION has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:   April 15, 1999

By:     Charles Toth
        Charles Toth